SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Findexa II AS
(Translation of registrant’s name into English)

Olaf Helsets vei5

0694 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial results for the year ended December 31, 2002

Findexa announces preliminary financial results for the full year and fourth quarter ended December 31, 2002

Highlights

•                    Pro forma consolidated operating revenue at NOK 2.059m for the year, up 2,2% from 2001. Organic growth 5,8% for the year.

•                    Pro forma operating revenue from Norwegian operations at NOK 1.568m for the year. Organic growth 4,4% for the year.

•                    Full year organic growth in pro forma operating revenue from International operations at 19% in local currency.

•                    Growth in full year pro forma EBITDA of 49% from 2001 to NOK 569m. EBITDA margin excluding one time charges at 29,2%.

•                    Pro forma EBITDA margin excluding one time charges for Norwegian operations at 41,6% for the year.

•                    Full year consolidated cash flow from operating activities before interest payments up 78% from 2001 to NOK 577m. Cash position at NOK 449m.

Findexa II AS today announced its preliminary operating and financial results for the fourth quarter and full year ended December 31, 2002. The highlights of the results are as follows:

Pro Forma Unaudited - Norwegian GAAP	October - December		January - December
(NOK million)	2002	2001	2002	2001
Total:
Operating revenue	423,1	637,4	2 058,9	2 013,9
% Growth	-33,6%		2,2%
% Growth excl. adjustments, timing & portfolio changes	1,3%		5,8%
EBITDA	18,6	79,3	568,7	380,7
% of Operating revenue	4,4%	12,4%	27,6%	18,9%
% Growth	-76,6%		49,4%

Norway:
Operating revenue	199,6	380,6	1 567,7	1 513,8
% Growth	-47,6%		3,6%
% Growth excl. adjustments, timing & portfolio changes	2,1%		4,4%
EBITDA	8,9	91,7	630,5	514,0
% of Operating revenue	4,5%	24,1%	40,2%	34,0%
% Growth	-90,3%		22,7%

The fourth quarter has confirmed the trends seen in the previous quarters. For the year we have experienced organic growth in core markets and for core brands, driven by improvements in customer retention rates, reduced customer credits, price increases and volume growth.

We experienced significant growth in EBITDA by exiting loss-making businesses, improving productivity and reducing overhead.

Cash balances have been positively impacted by the strong EBITDA, focus on asset management as well as changes in distribution of directories, enabled by improvement in internal processes.

The markets and the overall economy have been an increasing challenge for the company. Organic revenue growth was lower in the fourth quarter than in previous quarters, and we continue to be careful about 2003 growth expectations, in particular for the first half of the year. Productivity improvements and asset management remains high on the agenda to ensure future EBITDA growth and cash generation.

Details on results and cash flow are discussed below.

Revenue

Full year pro forma consolidated operating revenue was up 2,2%, to NOK 2.058,9m. Fourth quarter revenues declined from last year, due to timing differences and portfolio changes. Full year organic growth was 5,8%, adjusted for timing differences and portfolio changes. Both Directories Norway and International Operations contributed positively to this increase.

Norway

Pro forma operating revenue was down 47,6% for the fourth quarter, due to timing differences for the quarter and up 3,6%, to NOK 1.567,7m, for the year. Timing differences for directory distribution for the quarter relate mainly to BizKit and Telefonkatalogen (one region), which were distributed in third quarter in 2002 as compared to the fourth quarter in 2001.

Full year revenue growth, adjusted for timing differences and portfolio changes, was up 4,4%. Price and volume for core brands (+4,4%) drove the increase, as well as reduced customer credits (-12,5%), offset to some extent by decline in other revenues (-4,0%) such as revenue from directories sold to Telenor and other third parties.

Revenue growth for the year was limited by a general decline in the media market. For 2002, the market was down 6,7% as compared to 2001 (Source: MiO). This decline impacted our revenue growth in the third quarter, and continued throughout the fourth quarter. Organic revenue growth was up 2,1%, for the fourth quarter. There have been signs of improvement in the market throughout the last half of the year. However, it is too early to conclude whether this improvement is sustainable.

Generally the market situation has resulted in decreasing volumes, particularly from our larger customers. We have offset this through price increases, new customer acquisitions and improved retention rates. However, given our high penetration rate it is getting increasingly difficult to offset lower average volume per customer through new customer acquisition.

International

Pro forma operating revenue was down 13,0% for the quarter and down 1,8% to NOK 491,2m for the year.

Adjusting for timing differences in directory distribution as well as portfolio changes (acquisition of Annuaire Phone Edition Holding SA in France first half of 2001 and discontinuation of our Spanish operations), the International operations show an organic growth of 11,5% for the year, measured in NOK. Organic growth measured in local currencies was 19%.

Growth in local currencies was strongest in Finland and Russia. Due to a strong fourth quarter we achieved an overall growth in the Baltics, while Poland has experienced a decline due to difficult market conditions. Our operations in France showed no growth, excluding the effect of acquisitions.

Operating Expenses

Total pro forma operating expenses, adjusted for timing differences on directory distribution, is down both for the quarter as well as for the year. Both Norway and International operations are recording reductions in spending levels, in spite of one-time charges totalling NOK 33,1m for the year relating to benchmarking projects and restructuring.

Norway

Overall, we have a net decrease in full year spending of 6,3%, to NOK 816,7m, before adjusting for one-time charges. The decrease is mainly driven by overhead, consultants and hired personnel, bad debt charges and impairment of fixed assets.

In the fourth quarter, we incurred a one-time charge of NOK 14,1m for planned restructuring of the Norwegian operation. This plan includes a headcount reduction of 30, and is being implemented in the first quarter of 2003. Full year spending also includes a one-time charge of NOK 8,1m for projects focusing on benchmarking of sales and back office activities.

Contrary to previous quarter expectations we have seen a significant improvement for accounts receivables in the fourth quarter. As a result, we have a bad debt credit in the quarter. This is driven by distribution and billing patterns, as principles for provisioning remains as in the prior quarter. Public bankruptcy statistics reveals a 25,3% increase in bankruptcies from 2001 to 2002 and statistics available from collection agencies show a similar trend. In spite of a positive result impact in the fourth quarter, we maintain a careful view on the future.

International

Total operating expenses for our International operations have decreased for the quarter and the year, compared to last year. Total year spending is below last year with NOK 57,3m, down 11,1%. The decrease is driven by the effect of portfolio changes and overall cost reductions.

Included in the full year operational expenses are one-time charges and spending totalling NOK 10,9m relating to the close down of our Spanish operations and benchmarking projects.

EBITDA

Consolidated pro forma EBITDA was at NOK 18,6m for the quarter, which is NOK 60,7m below prior year, driven by timing differences and portfolio changes. Full year pro forma EBITDA was NOK 568,7m, above prior year with NOK 188,0m or 49,4%. EBITDA margin for the year was 27,6% as compared to 2001 18,9%. Excluding one-time charges EBITDA was NOK 601,8m or 29,2%.

Norway had an increase in EBITDA of NOK 116,5m, or 22,7%, for the year. Adjusted for one-time charges of NOK 22,2m, the EBITDA reached NOK 652,7m or 41,6% of operating revenue, compared to 34,0% for 2001.

International operations had for the first time a positive EBITDA for the quarter, at NOK 9,6m or 4,3% of revenue. For the year, the loss, excluding one-time charges of NOK 10,9m, was NOK 50,9m, which is 61,8% below prior year. We recorded positive EBITDA for Central & Eastern Europe, while Western Europe was in a loss position, driven by France.

Financial Items

Net financial items for the year were a cost of NOK 455,9m. Included in this cost are non cash based interest expenses of NOK 227,9m and unrealised foreign currency gains on senior loans of NOK 100,9m. For the quarter non-cash based interest expenses were NOK 67,4m and net foreign exchange effects on long-term loans were a loss of NOK 8,0m.

Cash Flow

Full year consolidated cash flow from operating activities, before interest payments of NOK 287,7m, was NOK 577,0m (Norway: NOK 624,0m), up 78% from prior year. The improvement is driven both by EBITDA and working capital changes. Working capital improved with NOK 408,1m during the year, of which NOK 207,3m relates to the release of purchase accounting adjustments. For the fourth quarter, cash flow from operating activities, before interest payments of NOK 55,5m, was NOK 85,4m (Norway: NOK 72,8m). Working capital improvement for the quarter was NOK 206,6m, primarily driven by accounts receivable in Norway. International operations had a positive cash flow from operating activities in the quarter.

Net change in cash and cash equivalents for the quarter was NOK 5,7m (Norway: NOK 32,0m negative). There were no scheduled repayments for the senior credit facility in the quarter, while for the year repayments totalled NOK 75,0m. There has been a cash transfer of NOK 35,0m from Norway (Restricted Group) to International in the quarter, driving the year to date transfer to NOK 65,0m.

Cash position at the end of the quarter was NOK 448,9m (Norway: NOK 366,7m). In addition, the company has an unused revolving credit facility of NOK 400,0m.

Scheduled repayment for 2003 under the senior credit agreement is NOK 150,0m. In addition, the company expects to do a surplus cash payment in excess of NOK 100m during the year.

Transfer of International Subsidiaries

During the fourth quarter, all of Findexa II AS’ international assets (except its shares in the Ukrainian and Russian subsidiaries) were transferred to Findexa Belgium SCA, a wholly owned subsidiary of Findexa II AS, in exchange for equity and debt securities of Findexa Belgium SCA. The Ukrainian and Russian transfer will be completed as soon as we have received clearance from the Ukrainian and Russian competition authorities.

In connection with the transfer of the International subsidiaries to Findexa Belgium SCA the company performed a valuation of the subsidiaries. The result of this valuation is a goodwill impairment of NOK 412m, which is reflected in the consolidated financial statements of Findexa II AS for the year ended December 31, 2002. This goodwill impairment will have no cash impact. In addition, the impairment will have no impact on fulfilment of financial covenants under the senior loan agreement or the senior notes indenture.

The transfer of the international assets to Findexa Belgium SCA is a continuation of the plan, announced in the Form 6-K filed May 30, 2002, to move all of the international assets out of the Findexa II group of companies.

Accounting Principles

The consolidated financial statements of Findexa II AS and its subsidiaries are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). The group’s accounting principles under Norwegian GAAP differ, in certain material respects, from United States generally accepted accounting principles (US GAAP). The differences will be reported in our US GAAP reconciliation in the Form 20-F, which we expect to file with the SEC in April 2003.

In light of recent developments with other directory publishing businesses particularly in the US, we have begun to review our revenue recognition and cost deferral practices according to US GAAP. Through this review, we may determine that another method of revenue recognition and cost deferral would be preferable to our current policy of recognizing revenue and costs upon delivery of directories. The results of this review will be reflected in the US reconciliation in our Form 20-F expected to be filed in April.

Driven by EU requirements European listed entities will have to report according to International Accounting Standards (IAS), at the latest from 2005. These differ in certain material respects from Norwegian GAAP. We are currently reviewing the financial impact of these differences and timing of conversion to IAS.

Note to pro forma adjustments

In connection with the purchase price allocation for the acquisition of Findexa AS by TPG, printed directories in progress were increased to fair value as of the purchase date to include profit for the completed portion of each directory. As a result, gross profit during the successor periods will be less than during the predecessor periods until those directories have been distributed. Deferred revenue at the time of acquisition was reduced to reflect the present value of the costs to provide the related services plus a profit margin. As a result, profit during the successor period will be less than the predecessor period. For the full year 2002, these adjustments resulted in a decrease in revenue of NOK 36,1m (Q4: NOK 0,1m) and an increase in operating expenses of NOK 171,2m (Q4: NOK 0,0m). The pro forma income statement reflects adjustments for the full year 2002 to remove the one-time effects of these purchase accounting adjustments.

SEC Filing and further information

Findexa will, at April 30, file its financial results together with an operating and financial review under Form 20-F with the SEC. The Form 20-F, as well as this press release, may be accessed at:

www.huginonline.no/FIND.

Oslo, February 20, 2003

Peter Darpö

President & CEO

For further information please contact:

Erik Dahl

Chief Financial Officer

Tel: +47 970 06 560

Email: erik.dahl@findexa.no

CONSOLIDATED INCOME STATEMENT - PRO FORMA

Unaudited - Norwegian GAAP	October - December		January - December
(NOK million)	2002	2001	2002	2001

Operating revenue	423,1	637,4	2 058,9	2 013,9
Gain on disposal of fixed assets and operations	0,1	0,3	0,4	10,8
Total revenue	423,2	637,7	2 059,3	2 024,7

Cost of materials and printing	45,7	88,8	215,3	257,1

Contribution margin	377,5	548,9	1 844,0	1 767,6

Salaries and personnel costs	198,0	251,1	659,6	680,0
Other operating expenses	160,8	217,6	612,3	690,5
Impairment of fixed assets	0,1	0,8	3,2	16,4
Total expenses	358,9	469,6	1 275,2	1 386,9

EBITDA	18,6	79,3	568,7	380,7

NORWAY

Operating revenue	199,6	380,6	1 567,7	1 513,8
Gain on disposal of fixed assets and operations	0,0	0,0	0,0	10,3
Total revenue	199,6	380,6	1 567,7	1 524,2

Cost of materials and printing	9,1	35,7	120,4	139,1

Contribution margin	190,5	344,9	1 447,3	1 385,1

Salaries and personnel costs	94,9	116,2	407,8	399,0
Other operating expenses	86,7	136,3	408,9	455,9
Impairment of fixed assets	0,0	0,7	0,0	16,2
Total expenses	181,5	253,2	816,7	871,2

EBITDA	8,9	91,7	630,5	514,0

INTERNATIONAL

Operating revenue:
Western Europe	109,3	129,5	250,8	248,2
Central Europe	58,8	71,3	109,4	126,8
Eastern Europe	55,4	55,9	131,0	125,1

Operating revenue	223,5	256,8	491,2	500,1
Gain on disposal of fixed assets and operations	0,1	0,3	0,4	0,5
Total revenue	223,6	257,1	491,6	500,5

Cost of materials and printing	36,6	53,1	94,9	118,1

Contribution margin	187,0	204,0	396,7	382,5

Salaries and personnel costs	103,1	134,9	251,8	281,0
Other operating expenses	74,2	81,3	203,4	234,6
Impairment of fixed assets	0,1	0,1	3,2	0,1
Total expenses	177,4	216,4	458,5	515,8

EBITDA	9,6	(12,4)	(61,8)	(133,3)

CONSOLIDATED INCOME STATEMENT

Unaudited - Norwegian GAAP	October - December		January - December
(NOK million)	2002	2001	2002	2001

Pro Forma EBITDA	18,6	79,3	568,7	380,7

Pro Forma Adjustments:
Total revenue	(0,1)	(13,9)	(36,1)	(13,9)
Total expenses	0,0	(45,7)	(171,2)	(45,7)
EBITDA	18,5	19,8	361,5	321,1

Depreciation and amortization	565,3	95,8	1 042,5	154,0
EBIT / Operating profit (loss)	(546,8)	(76,1)	(681,1)	167,1

Income / (loss) from associated companies	0,6	(4,1)	4,1	(10,5)
Net financial items	(137,3)	(106,6)	(455,9)	(87,1)
Income before taxes	(683,5)	(186,8)	(1 132,8)	69,5
Taxes	43,4	14,3	145,6	(68,1)
Minority interest	0,5	0,6	0,7	(0,7)
Net profit / (loss)	(639,6)	(171,9)	(986,5)	0,7

CONSOLIDATED BALANCE SHEET

Unaudited - Norwegian GAAP	December 31, 2002		December 31, 2001
(NOK million)	Consolidated	Norway	Consolidated	Norway

ASSETS

Intangible assets	5 031,3	4 719,5	5 986,1	5 186,3
Tangible assets	52,8	39,8	53,2	31,6
Financial assets	42,5	664,8	44,6	563,1
Total fixed assets	5 126,5	5 424,1	6 083,9	5 781,1

Inventories and work in progress	13,7	8,0	74,3	41,6
Current receivables	467,2	363,2	663,6	434,3
Cash and cash equivalents	448,9	366,7	336,5	273,5
Total current assets	929,7	737,9	1 074,5	749,3

Total assets	6 056,2	6 162,0	7 158,4	6 530,4

EQUITY AND LIABILITIES

Equity
Shareholder’s equity	(108,8)	312,3	850,7	495,1
Minority Interest	0,0	0,0	0,0	0,0
Total equity	(108,8)	312,3	850,7	495,1

Liabilities
Provisions	520,1	496,6	685,5	644,0
Long-term interest-bearing liabilities	4 790,6	4 785,3	4 828,3	4 819,4
Total long-term liabilities	5 310,7	5 281,9	5 513,8	5 463,4
Short-term interest-bearing liabilities	168,3	150,0	75,1	75,0
Short-term non-interest-bearing liabilities	686,0	417,8	718,8	496,9
Total short-term liabilities	854,3	567,8	793,9	571,9

Total equity and liabilities	6 056,2	6 162,0	7 158,4	6 530,4

CAPEX	26,5	16,4	85,6	62,4

CONSOLIDATED CASH FLOW

Unaudited - Norwegian GAAP	October - December		January - December
(NOK million)	2002	2001	2002	2001

Cash flow from operating activities
Income (loss) before taxes	(683,5)	(186,8)	(1 132,8)	69,5
Taxes paid	(74,2)	0,0	(99,1)	(9,4)
Depreciations, amortizations and impairments	567,7	98,7	1 057,4	172,5
Other Items	13,3	27,0	55,8	60,7
Cash flow from operating activities before working capital changes	(176,7)	(61,0)	(118,8)	293,2

Working Capital Changes	206,6	158,6	408,1	20,9

Net cash flow from (used in) operating activities	29,9	97,5	289,3	314,2

Cash flow from investment activities
Net cash paid on acquisitions	(11,4)	(5 313,0)	(99,4)	(5 432,4)
Net purchase and proceeds from other investments	(10,0)	(18,9)	(18,9)	(90,1)

Net cash flow from investment activities	(21,4)	(5 331,9)	(118,3)	(5 522,5)

Cash flow from financing activities
Net change in loans	(2,5)	5 849,4	(55,7)	5 832,9
Payment of group contribution (dividend to shareholder)	0,0	(460,0)	0,0	(941,0)

Net cash flow from (used in) financing activities	(2,5)	5 389,4	(55,7)	4 891,8

Effect on cash and cash equivalents of changes in foreign exchange rates	(0,4)	(0,4)	(2,9)	(0,9)

Net change in cash and cash equivalents	5,7	154,6	112,4	(317,4)

Cash and cash equivalents at beginning of period	443,2	0,0	336,5	653,9

Cash and cash equivalents at period end	448,9	336,5	448,9	336,5

CASH FLOW BY SEGMENT

Unaudited - Norwegian GAAP	Oct - Dec 2002		Jan - Dec 2002
(NOK million)	Norway	Int’l	Norway	Int’l

Cash flow from operating activities
Income (loss) before taxes	(243,8)	(439,7)	(476,5)	(656,3)
Taxes paid	(74,2)	0,0	(91,0)	(8,1)
Depreciations, amortizations and impairments	133,1	434,6	554,8	502,6
Other Items	(3,1)	16,4	26,0	29,8
Cash flow from operating activities before working capital changes	(188,0)	11,3	13,2	(132,0)

Working Capital Changes	205,3	1,4	323,1	85,1

Net cash flow from (used in) operating activities	17,3	12,6	336,3	(46,9)

Cash flow from investment activities
Net cash paid on acquisitions	(2,3)	(9,0)	(86,6)	(12,8)
Net purchase and proceeds from other investments	(11,9)	1,9	(16,4)	(2,5)

Net cash flow from investment activities	(14,2)	(7,1)	(103,0)	(15,3)

Cash flow from financing activities
Net change in loans	(35,0)	32,5	(140,0)	84,3
Payment of group contribution (dividend to shareholder)	0,0	0,0	0,0	0,0

Net cash flow from (used in) financing activities	(35,0)	32,5	(140,0)	84,3

Effect on cash and cash equivalents of changes in foreign exchange rates	(0,0)	(0,4)	0,0	(2,9)

Net change in cash and cash equivalents	(32,0)	37,7	93,3	19,1

Cash and cash equivalents at beginning of period	398,7	44,5	273,5	63,0

Cash and cash equivalents at period end	366,7	82,2	366,7	82,2

FINANCING — CONSOLIDATED

Unaudited - Norwegian GAAP	October - December		January - December
(NOK million)	2002	2001	2002	2001

Financial Items
Non-Cash based interest expenses	(67,4)	(27,3)	(227,9)	(27,3)
Cash based interest expenses senior loans	(80,1)	(34,5)	(323,3)	(34,5)
Foreign currency income / (loss) on long term loans	(8,0)	0,0	100,9	0,0
Other financial items	18,1	(44,8)	(5,5)	(25,3)
Net financial items	(137,3)	(106,6)	(455,9)	(87,1)

Long Term Loans
Senior Credit Agreement			2 225,0	2 300,0
High Yield Bond			1 029,1	1 156,2
Deferred Coupon Notes			230,4	219,3
Shareholder Loan			1 411,5	1 219,0
Total long term loans			4 895,9	4 894,5

OPERATIONAL DATA — NORWAY

Unaudited - Norwegian GAAP	October - December		January - December
(NOK million)	2002	2001	2002	2001

Revenue by Brand
Yellow Pages	80,0	132,3	821,2	787,8
Other Brands	97,5	221,2	671,9	654,6
Other Revenues	29,1	36,6	135,9	141,6
Gross operating revenue	206,6	390,1	1 629,1	1 584,0

Customer credits
Customer credits	(7,1)	(9,5)	(61,4)	(70,2)
Net operating revenue	199,6	380,6	1 567,7	1 513,8
Customer credits (% of gross operating revenue)	3,4%	2,4%	3,8%	4,4%

Bad debt expense
Bad debt expense	(2,8)	5,9	29,7	39,1
Bad debt (% of net operating revenue)	-1,4%	1,5%	1,9%	2,6%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS
(Registrant)

Date: February 20, 2003	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer